

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 24, 2022

Hil Davis
President and Chief Executive Officer
Digital Brands Group, Inc.
1400 Lavaca Street
Austin, TX 78701

      Re: Digital Brands Group, Inc.
          Draft Registration Statement on Form S-1
          Submitted January 19, 2022
          CIK No. 0001668010

Dear Mr. Davis:

      This is to advise you that we do not intend to review your registration statement.

      We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Ryan Lichtenfels at 202-551-6001 with any questions.

          Sincerely,

          Division of Corporation Finance
          Office of Trade & Services

cc: Thomas Poletti